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Exhibit (a)(2)(A)

BioClinica, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940
(267) 757-3000

February 11, 2013

Dear Stockholder:

        We are pleased to inform you that on January 29, 2013, BioClinica, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with BC Acquisition Corp. ("Purchaser") and BioCore Holdings, Inc. ("Parent"), affiliates of JLL Partners, Inc. ("JLL").

        Under the terms of the Merger Agreement and subject to the conditions set forth in JLL's Offer to Purchase and related materials enclosed with this letter, JLL is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the "Common Stock") at a purchase price of $7.25 per share. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, March 11, 2013.

        Following the successful completion of the tender offer, Purchaser will be merged with the Company, and all shares of Common Stock not purchased in the tender offer (other than shares held by Purchaser or its affiliates or the Company and dissenting shares) will be converted into the right to receive $7.25 in cash per share of Common Stock. In addition, under the terms of the Merger Agreement, Purchaser is granted an option to acquire up to one share more than 90% of the Company's issued and outstanding common stock if necessary to allow a "short-form" merger under Delaware law, which would not require a stockholder vote.

        The Company's board of directors has (i) determined that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of the Company and its stockholders; (ii) adopted the Merger Agreement and approved the transactions contemplated thereby; (iii) resolved to recommend acceptance of the Offer and, if required, adoption of the Merger Agreement and approval of the Merger by the Company's stockholders; and (iv) taken all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from any "fair price", "moratorium", "control share acquisition", "interested stockholder", "business combination" or other similar statute or regulation. In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

        JLL's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock, set forth the terms and conditions of JLL's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

/s/ MARK L. WEINSTEIN Mark L. Weinstein President and Chief Executive Officer

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  Exhibit (a)(2)(A)